05037231

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 25 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMG Partners Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 California Street, Suite 1780
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sanjay Lillaney (415) 434-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Avenue, # 59, Encino, California 91316
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sanjay Lillaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMG Partners, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Sanjay Lillaney
Signature

CEO
Title

Notary Public

SOLEDAD ALEJANDRA GARCIA
COMM. #1301015
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires April 15, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
RMG Partners Corporation
(a Delaware Corporation)
San Francisco, CA

I have audited the accompanying statement of financial condition of RMG Partners Corporation. as of December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMG Partners Corporation, as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 10, 2005

RMG PARTNERS CORPORATION

Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents (Note 1)	$	452,983
Accounts receivable		5,500
Property & equipment-net of accumulated depreciation of $38,242 (Note 1)		-
Other assets (Note 3)		81,776
Total assets	$	540,259

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	10,307
Total liabilities		10,307
SHAREHOLDERS' EQUITY		
Common stock, 100 shares authorized and outstanding		5,000
Additional paid in capital		644,025
Retained deficit		(119,073)
Total shareholders' equity		529,952
Total liabilities and shareholders' equity	$	540,259

RMG PARTNERS CORPORATION

Statement of Income
For the year ended December 31, 2004

REVENUES:		
Consulting fees (Note 1)	$	608,013
Net gain on investment		204,872
Interest and dividends		3,201
Total income		816,086
EXPENSES:		
Employee compensation and benefits	$	413,897
Legal and professional fees		163,345
Occupancy		26,280
Travel and entertainment		71,788
Communications		37,487
Other		47,811
Total expenses		760,608
Income before income taxes		55,478
PROVISION FOR INCOME TAXES (Note 3)		(12,547)
Net income	$	42,931

The accompanying notes are an integral part of these financial statements

RMG PARTNERS CORPORATION

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance January 1, 2004	$5,000	$638,025	($162,004)	$481,021
Capital contribution		6,000		6,000
Net income			42,931	42,931
Ending balance December 31, 2004	$5,000	$644,025	($119,073)	$529,952

The accompanying notes are an integral part of these financial statements.

RMG PARTNERS CORPORATION

Statement of Cash Flows
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 42,931
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	34,600
Investments	287,586
Other assets	13,624
Increase (decrease) in:	
Accounts payable	(254)
Total adjustments	335,556
Net cash provided by operating actitivies	378,487

CASH FLOWS FROM FANANCING ACTIVITIES

Capital contribution	6,000
Net cash provided by financing activities	6,000
Increase in cash	384,487
Cash at beginning of year	68,496
Cash at end of year	$ 452,983
Cash paid for:	
Interest	-
Income taxes	$800

The accompanying notes are an integral part of these financial statements.

RMG PARTNERS CORPORATION

Notes to Financial Statements
December 31, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General Matters:

The Company is a Delaware corporation organized in March 30, 2001 and commenced operations as a licensed broker-dealer October 5, 2001 The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD).

The firm provides analytical tools on securities and derivatives to institutional money managers and securities' dealers. The firm is then compensated upon the execution of its proposed strategy and hence the requirement for a broker dealer license.

The firm operates on a limited disclosed basis with no clearing firm requirements.

Use of Estimates:

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, Accordingly, actual results could differ from those estimates.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2004.

Revenue Recognition

Fees from consultancy and investment advisor services are recognized as revenue upon billing of services rendered.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost and are capitalized and depreciated over the lives dictated by the MACRS methods of depreciation under the Internal Revenue Code (the Code). Additional first year depreciation is taken up to the Section 179 limit provide for in the Code. All the property and equipment is fully depreciated because, since inception, the Company has not purchased property and equipment in any calendar year excess of the Section 179 limits. The resulting difference between double declining balance method was not material.

Risk Concentrations

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Cash and Cash Equivalent

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Note 2: LEASE COMMITMENTS

The Company rents its office space under a sublease agreement over a period of three years starting October 17, 2001 and expiring on January 31, 2005. There is a 30-day notice requirement. The company has entered into a new sublease for the same premises for a period of three months expiring April 30, 2005.

Note 3: INCOME TAXES

The components of the income tax provision (benefits) for the year ended December 31, 2004 are as follows:

Balance at December 31, 2003	($ 76,815)
Current income tax provision	
Federal	$ 7,643
State	4,904
Tax provision	$ 12,547
Balance at December 31, 2004	($ 64,268)

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and non-deductible expenses. At December 31, 2004, deferred tax assets and liabilities were not significant.

The net federal tax benefit of $ 64,268 is included in other assets.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $ 441,307 of which $ 341,307 was in excess of its required minimum net capital. The Company's aggregate indebtedness ($10,307) to net capital was 0.02 at December 31, 2004, which is less than the 15:1 limit.

Note 5: SUBSEQUENT EVENT

The company elected to open a branch in the State of New York. It also applied to the NASD under Rule 1017 to expand its membership agreement to permit the firm to engage in the sale of hedge fund interests.

RMG PARTNERS CORPORATION

Statement of Net Capital
Schedule I
December 31, 2004

	Focus 12/2004	Audit 12/2004	Change
Stockholders' equity, December 31, 2004	$529,952	$529,952	$0
Subtract - Non allowable assets:			
Accounts receivable over 30 days	5,500	5,500	0
Other assets	82,002	82,002	0
Tentative net capital	442,450	442,450	0
Haircuts:	1,143	1,143	
NET CAPITAL	441,307	441,307	0
Minimum net capital	(100,000)	(100,000)	
Excess net capital	341,307	341,307	0
Aggregate indebtedness	10,307	10,307	0
Ratio of aggregate indebtedness to net capital	0.02%	0.02%	

There were no noted differences between the audit and Focus filed for December 31, 2004.

The accompanying notes are an integral part of these financial statements.

December 31, 2004

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
RMG Partners Corporation
(a Delaware corporation)
San Francisco, CA

In planning and performing my audit of the financial statements of RMG Partners Corporation for the year ended December 31, 2004, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by RMG Partners Corporation including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 10, 2005